EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of December 31, 2022:

Company	State of Incorporation
Mega Metaverse Corp.	California
Saving Digital Pte. Ltd.	Singapore
Marsprotocol Inc.	Cayman Islands
ACY SN 15129 LLC (1)	Delaware
ACY SN 19002 Limited (1)	United Kingdom
ACY SN 19003 Limited (1)	United Kingdom
JetFleet Management Corp	California
1314401 Alberta Inc., d/b/a JetFleet Canada (1)	Alberta, Canada

(1)	Subsidiary of JHC.